
July 28, 2015

Brad S. Elliott
Chairman and Chief Executive Officer
Equity Bancshares, Inc.
7701 East Kellogg Drive, Suite 200
Wichita, Kansas 67207

> **Re: Equity Bancshares, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted June 30, 2015**
> **CIK No. 0001227500**

Dear Mr. Elliott:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note that you are an emerging growth company. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please note the financial statement updating requirements pursuant to Rule 3-12 of Regulation S-X.

Risk Factors, page 12

3. Please balance the disclosure in the summary by including a list of the most significant risks and other consideration that could negatively affect you.

Selected Historical Consolidated Financial and Other Data, page 17

4. Please revise your asset quality ratio of net charge-offs (recoveries) to average loans on page 18 for the three-months ended March 31, 2015 and March 31, 2014 to provide this ratio as an annualized percentage for consistency and comparability to your annual ratios.

The dividend rate on our Series C preferred stock fluctuates . . ., page 37

5. Please disclose your present intentions with respect to redeeming the Series C preferred stock prior to December 2015.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 89

6. Please revise your filing to provide a comparative discussion of each section of your cash flows (i.e., operating, investing and financing) between all comparable periods presented in the statements of cash flows. Refer to Section IV.B of Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" for further information.

7. Please disclose your present intentions with respect to redeeming the Series C preferred stock prior to December 2015.

Legal Proceedings, page 117

8. Please tell us how you analyzed the CitiMortgage lawsuit for purposes of the disclosure requirements in Item 103 of Regulation S-K.

Executive Compensation and Other Matters

Summary Compensation Table, page 136

9. Please tell us how you concluded that you should include Mr. Pepper's entire award under the Market President Incentive Plan in the "Non-Equity Incentive Plan Compensation." In this regard, we note that awards under the Market President Incentive Plan are paid 50% in cash and 50% in equity. In your response, you may wish to refer to Question 119.22 of our Regulation S-K Compliance and Disclosure Interpretations.

Director Compensation Table, page 141

10. Please revise the table to include separate columns for fees paid in cash, stock awards and stock options, as required by Item 402(r) of Regulation S-K or tell us why you believe the current presentation is appropriate.

Principal Stockholders, page 151

11. Please update your disclosure to reflect the number of shares that each individual or entity plans to purchase in the offering.

Condensed Notes to Interim Consolidated Financial Statements

Note 2 – Securities, page F-9

12. We note that the amount of gross unrealized losses for your held to maturity securities presented in the table on page F-10 is significantly less than that disclosed in the table on page F-12. We also note similar differences in your audited financial statement footnotes on pages F-51 and F-53. Please tell us the reason(s) for these differences and revise your filing accordingly.

Note 9 – Fair Value, page F-26

13. Please revise the table of unobservable inputs used in the fair value measurement of financial assets measured on a nonrecurring basis on pages F-30 and F-79 to disclose the weighted average of the unobservable inputs. Refer to ASC 820-10-55-103 for example disclosure.

     You may contact Stephen Kim at (202) 551-3291 or John Spitz at (202) 551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3338 with any other questions.

                                  Sincerely,

                                  /s/ Dietrich A. King

                                  Dietrich A. King
                                  Assistant Director

cc.   Michael Keeley
       Norton Rose Fulbright US LLP